Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Asure Software, Inc. on Form S-3 of our report dated March 16, 2018, with respect to our auditd of the consolidated financial statements of Asure Software, Inc. as of December 31, 2017 and 2016 and for the years then ended and our report dated March 16, 2018 with respect to our audit of the effectiveness of internal control over financial reporting of Asure Software, Inc. as of December 31, 2017 appearing in the Annual Report on Form 10-K of Asure Software, Inc. for the year ended December 31, 2017. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP
Irvine, California
April 2, 2018